
May 22, 2024

Marcelo Cunha Ribeiro
Chief Financial Officer
National Steel Company
Av.Brigadeiro Faria Lima, 3400 - 20th floor
Sao Paulo-SP, Brazil 04538-132

      Re: National Steel Company
           Form 20-F for the Year Ended December 31, 2022
           File No. 001-14732

Dear Marcelo Cunha Ribeiro:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Manufacturing